UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
China Sunergy Co., Ltd.
(Name of Issuer)
American Depository Shares,
Each Representing Six Ordinary Shares, Par Value US $0.0001 per Share
(Title of Class of Securities)
16942X104 **
(CUSIP Number)
September 30,, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** This CUSIP number applies to the American Depositary Shares of China Sunergy Co., Ltd.. The CUSIP Number for the American Depositary Shares of the Issuer is 16942X104. The CUSIP Number for the ordinary shares of China Sunergy Co., Ltd., which are not registered, is G84381105.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON.
I.R.S. Identification Nos. of above persons (entities only).

Frederick L. Ransier, as Receiver*

* Due to the powers and authority conferred by the Orders (defined below) upon the Receiver, the Receiver may be deemed to have beneficial ownership of the American Depository Shares of China Sunergy Co., Ltd. and the ordinary shares of China Sunergy Co., Ltd. represented by such American Depository Shares.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Receiver is a U.S. citizen.

	5	SOLE VOTING POWER:

NUMBER OF		45,600,000*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,600,000*

WITH	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,600,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.06%*
*Based upon multiplying the number of ADS shares held by the Receiver by six, and dividing that number by a total of 267,287,253 ordinary shares of China Sunergy Co., Ltd. outstanding (as reported in the Issuer’s Form 6-K for the period ended September 30, 2009 and filed on November 19, 2009), and then converting to a percentage thereof.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Receiver)

Item 1.
Name of Issuer: China Sunergy Co., Ltd.
Address of Issuer’s Principal Executive Offices:
No. 123 Focheng West Road
Jiangning Economic and Technical Development Zone
Nanjing, Jiangsu 211100
People’s Republic of China
Item 2.
Name of Person Filing:
Mr. Frederick L. Ransier, is filing solely as the duly appointed receiver of the Corporate Defendants (as defined below) and not in his individual capacity (the “Receiver”).
On July 17, 2008, Frederick L. Ransier was appointed as the Receiver of the estates of One Equity Corporation, Triangle Equities Group, Inc., Victory Management Group, Inc. and Dafcan Finance, Inc. On September 16, 2008, Frederick L. Ransier was further appointed as the Receiver of the estates of Marshal-Light Trading Partners, Inc. and/or its subsidiaries, and Resource Property Management and its related divisions. The companies listed above in this paragraph are collectively referred to as the “Corporate Defendants.”
The Receiver was appointed pursuant to orders of the United States District Court for the Southern District of Ohio, Eastern Division (the “District Court”), dated July 17, 2008 and September 16, 2008, in connection with the action entitled Securities and Exchange Commission v. One Equity Corporation, Triangle Equities Group, Inc., Victory Management Group, Inc., Dafcan Finance, Inc., Michael S. Spillan and Melissa K. Spillan (Case No: 2:08-cv-667) (the “Orders”).
Marshal-Light Trading Partners, Inc. and/or its subsidiaries, which is one of the Corporate Defendants, holds 7,600,000 American Depository Shares (“ADS”) of China

Sunergy Co., Ltd. Each ADS represents six ordinary shares, par value US $0.0001 per share of China Sunergy Co., Ltd., so the Receiver may be deemed to have beneficial ownership of 45,600,000 ordinary shares of China Sunergy Co., Ltd. (the “Shares”)
The Receiver is filing this Schedule 13G with the Commission to primarily reflect that the Receiver may be deemed the beneficial owner of the Shares of the Issuer due to being appointed Receiver and his duties and responsibilities as the Receiver pursuant to the Orders.
The information contained in this Schedule 13G regarding the Corporate Defendants and the Shares of the Issuer that may be beneficially owned by the Receiver is primarily based upon information obtained during an investigation of the receivership by the Receiver and an order of the District Court dated September 30, 2009 directing the depositary for the Shares to turn over the Shares to the Receiver. The Receiver has not yet completed his investigation, including review of other information and the books, records and accounts of the Corporate Defendants and, hence, has not been able to determine, verify or confirm the amount of Shares of the Issuer that may be beneficially owned by the Receiver or the other information contained herein.
The Receiver expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13G. The Receiver is still in the process of exploring whether or not any other brokers or nominees are holding additional Shares of the Issuer, with respect to which the Receiver may be deemed the beneficial owners. Similarly, the Receiver is still in the process of determining whether any of the Corporate Defendants have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Receiver may be deemed the beneficial owner of more or fewer Shares of the Issuer than indicated herein.
The filing of this Schedule 13G (or any amendment hereto) shall not be construed as an admission that the Receiver is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G. The Receiver is in the process of confirming and verifying the facts and circumstances stated in this Schedule 13G, and therefore, all statements made herein are made based upon the Receiver’s current information and belief and subject to confirmation, correction, change and future amendment.
Pursuant to the Orders, the Receiver is fully authorized, empowered and directed to perform, among others, the duties and responsibilities of a receiver with a view towards locating, preserving and protecting all of the assets of the estates of the Corporate Defendants. The powers include the right to vote the ordinary shares of China Sunergy Co., Ltd. through the ADS shares, as well as dispose of the ordinary shares of China Sunergy Co., Ltd. through the disposition of the ADS shares. A copy of each of the Orders and the September 30, 2009 District Court order is attached hereto as Annex A and incorporated herein by this reference.

Address of Principal Business Office, or if none, Residence:
Mr. Frederick L. Ransier, the Receiver, has as his Principal Business Office:
c/o Vorys, Sater, Seymour & Pease LLP
52 East Gay Street
Columbus, Ohio 43215
Citizenship:
The Receiver is a U.S. citizen.
Title of Class of Securities:
American Depository Shares (“ADS”) of China Sunergy Co., Ltd. The ADS’s are registered by China Sunergy Co., Ltd. on the NASDAQ Global Markets under the symbol “CSUN.” Each ADS represents six ordinary shares, par value US $0.0001 per share, of China Sunergy Co., Ltd.
CUSIP Number: 16942X104
The CUSIP Number for the American Depositary Shares of the Issuer is 16942X104. The CUSIP Number for the ordinary shares which are not registered is G84381105.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Amount beneficially owned: 45,600,000*
Percent of class: 17.06%**
Number of shares as to which such person has:
Sole power to vote or to direct the vote: 45,600,000*
Shared power to vote or to direct the vote:
Sole power to dispose or to direct the disposition of: 45,600,000*
Shared power to dispose or to direct the disposition of:
* Due to the powers and authority conferred by the Orders upon the Receiver, the Receiver may be deemed to have beneficial ownership of the American Depository Shares and the ordinary shares reported herein.
**Based on multiplying the number of China Sunergy Co., Ltd. ADS shares held by the Receiver by six, and dividing that number by a total of 267,287,253 ordinary shares of China Sunergy Co., Ltd. outstanding (as reported in the Issuer’s Form 6-K for the period ended September 30, 2009 and filed on November 19, 2009), and converting to a percentage thereof.
Item 5. Ownership of Five Percent or Less of a Class. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable
Item 8. Identification and Classification of Members of the Group. Not applicable.
Item 9. Notice of Dissolution of Group. Not applicable.
Item 10. Certifications.
Subject to the information set forth in Item 2 hereof, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: January 4, 2009
Frederick L. Ransier, solely as the Receiver of the Corporate Defendants, to the extent contemplated by the Order, a copy of which is annexed hereto, and not in his individual capacity.

By:	/s/ Frederick L. Ransier
Name: Frederick L. Ransier
Title: Receiver
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ANNEX A
ORDERS APPOINTING RECEIVER
AND
DIRECTING TURNOVER OF SHARES

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF OHIO
EASTERN DIVISION
SECURITIES AND EXCHANGE
COMMISSION,
     Plaintiff,
CASE NO: 2:08-cv-667
JUDGE EDMUND A. SARGUS, JR.
MAGISTRATE JUDGE MARK R. ABEL
v.
ONE EQUITY CORPORATION
TRIANGLE EQUITIES GROUP, INC. :
VICTORY MANAGEMENT GROUP, INC. :
DAFCAN FINANCE, INC.
MICHAEL S. SPILLAN and
MELISSA K. SPILLAN,
Defendants.
ORDER APPOINTING RECEIVER
On the basis of the Plaintiff, United States Securities and Exchange Commission’s (“Commission”) Motion for the Appointment of a Receiver, the Court having been advised in the premises and having considered the materials before it:
     IT IS HEREBY ORDERED THAT:
     The Court appoints Frederick L. Ransier as Receiver, without bond, for the estates of One Equity Corporation (“One Equity”), Triangle Equities Group, Inc. (“Triangle”), Victory Management Group, Inc. (“Victory”) and Dafcan Finance, Inc. (“Dafcan”) (collectively referred to as “Corporate Defendants”). The estates for which Frederick L. Ransier are hereby appointed Receiver are hereinafter referred to as the “Receiver Estates.”
     IT IS FURTHER ORDERED THAT:
I.
     The Receiver shall have the following powers and duties:
     A. To use reasonable efforts to determine the nature, location and value of all assets and property which the Receiver Estates own, possess, have a beneficial interest in, or control;
     B. To engage and employ the law firm of Vorys, Sater, Seymour and Pease LLP, and, with the approval of the Court, any individuals or entities the Receiver deems necessary to assist in his duties (“Retained Personnel”);
     C. To take custody, control and possession of all the funds, property, premises,

leases, and other assets of or in the possession or under the direct or indirect control of the Receiver Estates, to manage, control, operate and maintain the Receiver Estates, to use income, earnings, rents and profits of the Receiver Estates, with full power to sue for and collect, recover, receive and take into possession all goods, chattels, rights, credits, monies, effects, lands, books and records of accounts and other papers of the Receiver Estates;
     D. To bring such legal actions based on law or equity in any state, federal, or foreign court as he deems necessary or appropriate in discharging his duties as Receiver;
     E. To pursue, resist and defend all suits, actions, claims and demands which may now be pending or which may be brought by or asserted against the Receiver Estates;
     F. To make such payments and disbursements from the funds so taken into his custody, control and possession or thereafter received, and to incur such expenses as may be necessary or advisable in the ordinary course of business in discharging his duties as Receiver;
     G. Take such action as necessary and appropriate to prevent the dissipation or concealment of any funds or assets or for the preservation of any such funds and assets of the Receiver Estates;
     H. Have the authority to issue subpoenas to compel testimony of persons or production of records, consistent with the Federal Rules of Civil Procedure and the Local Rules for the United States District Court for the Southern District of Ohio concerning any subject matter relating to the identification, preservation, collection and/or liquidation of the Receiver Estates;
     I. To take any action in the ordinary course of business which could be taken by the officers, directors, partners, members, and trustees of the Receiver Estates;
     J. To suspend, terminate or grant a leave of absence to any employees of the Receiver Estates; and
     K. To take such other action as may be approved by this Court.
II.
     The Receiver and Retained Personnel are entitled to reasonable compensation and expense reimbursement from the Receiver Estates. Such compensation shall be in amounts commensurate with the services performed by the Receiver and Retained Personnel and shall be subject to the approval of the Court. The Receiver and Retained Personnel shall apply to the Court for such compensation and expense reimbursement monthly. The Commission shall have the opportunity to review and, at its sole discretion, object to any application of the Receiver and Retained Personnel for compensation. Amounts paid to the Receiver and Retained Personnel shall be paid from the Receiver Estates assets.

III.
     The Receiver shall not be required to post bond or give an undertaking of any type in connection with his fiduciary duties and obligations in this matter unless and until this Court so orders.
IV.
     The Receiver and Retained Personnel are entitled to rely on all outstanding rules of law and Court orders and shall not be liable to anyone for their own good faith compliance with any order, rule, law, judgment, or decree. In no event shall the Receiver or Retained Personnel be liable to anyone for their good faith compliance with their duties and responsibilities as Receiver or Retained Personnel, nor shall the Receiver or Retained Personnel be liable to anyone for any actions taken or omitted by them except upon a finding by this Court that they acted or failed to act as a result of malfeasance, bad faith, gross negligence, or in reckless disregard of their duties.
V.
     The Receiver shall establish one or more bank account(s), in his discretion, to deposit the Receiver Estates’ funds the Receiver may recover. The Receiver shall use such funds for any legitimate purpose consistent with the Receiver’s powers and duties and this Order, including paying fees and expenses of the Receiver and Retained Personnel, as approved by the Court.
VI.
     All shareholders, officers, directors, partners, members, employees, agents or trustees of the Corporate Defendants are required to assist the Receiver in fulfilling his duties and obligations by responding promptly and truthfully to all requests for information and documents related to the Corporate Defendants. However, this requirement does not impinge on any individual’s right to assert any applicable privilege.
VII.
     All borrowers, creditors, and other persons, and all others acting on behalf of any such borrower, creditor or other persons, including sheriffs, marshals, other officers, deputies, servants, agents, employees and attorneys, are stayed from:
     A. Commencing, prosecuting, continuing or enforcing any suit or proceeding against or affecting any of the Corporate Defendants or any of the Receiver Estates;
     B. Using self-help or executing or issuing or causing the execution or issuance of any court attachment, subpoena, replevin, execution, or other process for the purpose of impounding or taking possession of or interfering with or creating or enforcing a lien upon any assets of the Receiver Estates, including, without limitation, any property of the Receiver Estates or in the possession of the Corporate Defendants, or their shareholders, officers, directors, partners, members, employees, agents or trustees of the Receiver Estates, or the Receiver, wherever situated;

     C. Attempting to modify, cancel, terminate, call, extinguish, revoke or accelerate (the due date), of any lease, loan, mortgage, indebtedness, security agreement or other agreement with the Corporate Defendants or otherwise affecting the Receiver Estates, without the agreement of the Receiver; and
     D. Doing any act to interfere with the taking control, possession, or management, by the Receiver, of any assets of the Receiver Estates, or to in any way interfere with or harass the Receiver, or to interfere in any manner with the exclusive jurisdiction of this Court over the Receiver Estates.
VIII.
     From time to time, upon application of the Receiver, the Court shall reissue this Order and upon applications of the Receiver may amend this Order.
IX.
     All persons, and all others acting on behalf of any such persons, including sheriffs, marshals, other officers, deputies, servants, agents, employees and attorneys, are ordered to turn over to the Receiver any and all property, including records of any nature, of which any of the Receiver Estates are the owners or have an interest in immediately upon receiving notice of the entry of this Order.
X.
     No person holding or claiming any position of any sort with any of the Receiver Estates shall possess any authority to act by or on behalf of any of the Receiver Estates.
XI.
     No shareholders, partners, members, or trustees of any of corporations, partnerships, limited liability companies, or trusts that are among the Receiver Estates shall exercise any of their rights or powers with respect to the Receiver Estates until further order of the Court.
XII.
     The Spillans and the Corporate Defendants as well as their agents, servants, employees, attorneys, any persons acting for or on behalf of the Receiver Estates, and any persons receiving notice of this order by personal service or otherwise, are hereby restrained and enjoined from disposing, transferring, exchanging, assigning or in any way conveying any property or assets of the Receiver Estates and from the transaction of any business of the Receiver Estates except with the approval of the Receiver.
XIII.
     The Spillans and the Corporate Defendants as well as their agents, servants, employees, attorneys, any persons acting for or on behalf of the Receiver Estates, and any persons receiving notice of this order by personal service or otherwise, having possession of the property, business, books, records, account access codes, passwords, records, whether written or electronic, wherever located, of the Receiver Estates are hereby directed to cooperate and deliver the same to the Receiver, his agents and/or employees. However, nothing in this paragraph shall impinge on a person’s rights to assert any applicable privilege.
XIV.
     The Spillans and the Corporate Defendants, their agents, servants, employees, nominees, attorneys and entities under their direct or indirect control shall cooperate with and assist the Receiver and shall take no action, directly or indirectly, to hinder, obstruct, or otherwise interfere with the Receiver, in the performance of his duties. However, nothing in this paragraph shall impinge on a person’s rights to assert any applicable privilege.
XV.
     Any brokerage institution, financial institution, bank, savings and loan, mutual fund, or any other person, partnership, or corporation maintaining or having custody or control of any brokerage or deposit account or other assets of any of the Receiver Estates or under their control, that receives actual notice of this order by personal service, facsimile transmission or otherwise shall, within three (3) business days of receipt of that notice, file with the Court and serve on the Receiver and counsel for the Commission a certified statement setting forth, with respect to each such account or other asset, the balance in the account or description of the assets as of the close of business on the date of receipt of the notice.
XVI.
     The Receiver shall be empowered, but is not required, to file voluntary petitions for relief under Title 11 of the United States Code (the Bankruptcy Code) for the Receiver Estates. If a bankruptcy petition is filed, the Receiver shall become, and shall be empowered to operate each of the Receiver Estates as a debtor in possession. The Receiver shall have all of the powers and duties as provided a debtor in possession under the Bankruptcy Code to the exclusion of any other person or entity. Should the Receiver elect to file petitions under Title 11 of the United States Code for any of the Receiver Estates, he shall have 15 days from the date of such filing to file with the Bankruptcy Court any lists or schedules required to be filed with such petitions, this Court recognizing that the Receiver will require time to assemble such data for filing.
XVII.
     The Receiver is authorized to communicate with all such persons as he deems appropriate to inform them of the status of this matter and the financial condition of the Receiver Estates. The Receiver is further authorized to record this Order with government offices and to serve this Order on any person as he deems appropriate in furtherance of his responsibilities in this matter. All government offices which maintain public files of security interests in real and personal property are hereby ordered to record this Order when requested to do so by the Receiver or the Commission.

XVIII.
     The Receiver shall promptly notify the Court and counsel for the Commission of any failure or apparent failure of the Defendants to comply in any way with the terms of this Order.
SO ORDERED.

7-17-2008	/s/ Edmund A. Sargus, Jr. UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF OHIO
EASTERN DIVISION
Securities and Exchange Commission,
     Plaintiff,

v.	Case No. 2:08-cv-667
Judge Edmund A. Sargus, Jr.
Magistrate Judge Mark R. Abel
One Equity Corporation,
Triangle Equities Group, Inc.,
Victory Management Group, Inc.,
Dafcan Finance, Inc.,
Michael S. Spillan,
Melissa K. Spillan,
     Defendants.
ORDER APPROVING THE PRELIMINARY REPORT
OF COURT APPOINTED RECEIVER
     This matter comes before the Court upon the Preliminary Report of Court Appointed Receiver and Memorandum Related to Plaintiff’s Motion for Leave to Conduct Expedited Discovery and Motion to Modify Preliminary Injunction (Docket No. 22). The Court held a status hearing on August 22, 2008, pertaining to the Motion to Modify Preliminary Injunction (Docket No. 19) and said Preliminary Report of the Court Appointed Receiver. Within the Preliminary Report, the Receiver provided the Court with evidence showing that the entity known as Marshal-Light Trading Partners, Inc. used the same address as One Equity Corporation and Triangle Equities Group, Inc. Further, the Receiver provided evidence that Marshal-Light Trading Partners, Inc. was represented to the public as a division of Victory Management Group, Inc. or a division of Triangle Equities Group, Inc.
     Based upon said evidence, this Court hereby finds that the business known as Marshal-Light Trading Partners, Inc. and/or its subsidiaries shall be subject to the receivership proceeding as ordered by this Court and subject to the same authority and restrictions as set forth in the Court’s Order Appointing Receiver over the corporate Defendants dated July 17, 2008 (Docket No. 14).
     Further, the Court hereby finds that pursuant to the Preliminary Report of the Court Appointed Receiver, the company known as Resource Property Management has been represented to the public as being a division of One Equity Corporation.

     Based upon this evidence, the Court hereby finds that Resource Property Management and its related divisions shall be included with the companies over which the Receiver is appointed pursuant to the same authority and restrictions as set forth in the Court’s Order Appointing Receiver over the corporate Defendants dated July 17, 2008 (Docket No. 14).
     Based upon the foregoing, this Court hereby finds good cause and hereby orders that Marshal-Light Trading Partners, Inc. and Resource Property Management be subject to the receivership as stated above.
     IT IS SO ORDERED.

Dated: 9-16-2008	/s/ Edmund A. Sargus, Jr. UNITED STATES DISTRICT JUDGE

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF OHIO
EASTERN DIVISION

SECURITIES AND EXCHANGE
COMMISSION,
Plaintiff,	Case No. 2:08-ev-0667
JUDGE EDMUND A. SARGUS, JR.
MAGISTRATE JUDGE MARK R. ABEL
v.
ONE EQUITY CORPORATION, et al.,
     Defendants.
OPINION AND ORDER
     This matter is before the Court for consideration of the Motion of Court Appointed Receiver for Turnover of Stock Shares in China Sunergy Co., Ltd. (“C-SUN”), Owned by Marshal-Light Trading Partners, Inc. (Document 73.) For the reasons that follow, the Court GRANTS the Receiver’s motion (Document 73).
     I. Background
     The Receiver has moved the Court to order the turnover to him of certain shares (the “Shares”) of China Sunergy Co., Ltd. (“C-SUN”). Prior to the events described below, the Shares were owned by Elite Shine Group Limited, Brightest Power Holdings Limited, and Luck Great Investments Limited (collectively, the “C-SUN Parties”). As of July 9, 2008, the Shares were registered in the name of Marshal-Light by JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), apparently pursuant to negotiations for a stock loan agreement. (Pl.’s Hr’g Exs. B, C, D, E.) The Shares have not been re-registered or re-titled since that date. (Pl.’s Hr’g Ex. E.)
     On July 10, 2008, alleging a fraudulent stock-based loan program, the SEC filed the complaint in this case (Doc. 2), and the Court entered a temporary restraining order enjoining, among other entities, Triangle Equities Group, Inc. (“Triangle”), Victory, and “all persons or business entities acting on behalf of or in concert with” Triangle or Victory from entering into any binding financial transaction or making any disbursement (Doc. 9). On July 17, 2008, the Court appointed the Receiver and ordered the following:
(i) “No shareholders, partners, members, or trustees of any of [the] corporations, partnerships, limited liability companies, or trusts that are among the Receiver Estates shall exercise any of their rights or powers with respect to the Receiver Estates until further order of the Court.” (Doc. 14 at Part XI.)
(ii) “the Corporate Defendants as well as their agents, servants, employees, attorneys, any persons acting for or on behalf of the Receiver Estates, and any persons receiving notice of this order . . . are hereby restrained and enjoined from disposing, transferring, exchanging, assigning or in any way conveying any property or assets of the Receiver Estates and from the transaction of any business of the Receiver Estates except with the approval of the Receiver.” (Doc. 14 at Part XII.)
(iii) “the Corporate Defendants, their agents, servants, employees, nominees, attorneys and entities under their direct or indirect control shall cooperate with and assist the Receiver and shall take no action, directly or indirectly, to hinder, obstruct, or otherwise interfere with the Receiver, in•the performance of his duties.” (Doc. 14 at Part XIV (emphasis added).)
     On August 1, 2008,(1) the C-SUN Parties2 entered into a loan agreement with Marshal- Light whereby Marshal-Light agreed to provide a loan and the C-SUN Parties pledged the Shares to Marshal-Light as collateral for the loan’s repayment. Paragraph 8 of the Stock Loan Agreement provided that:
should the loan fail to fund within ten (10) business days after Marshal-Light receives newly issued share certificates (transferred shares) for any reason whatsoever, the Shares shall be promptly transferred and delivered back to you or your designated parties, namely Elite Shine Group Limited (5 million ADSs), Brightest Power Holdings Limited (1.6 million ADSs), and Luck Great Investments Limited (1 million ADSs), and Marshal-Light shall reconvey and terminate any and all security over such Shares, and execute all such documents and perform such actions as may reasonably be requested by you in furtherance thereof.
(1) The C-SUN Parties executed the agreement on July 17, 2008; Marshal-Light executed the agreement on August 1, 2008. (Def.’s Mem. Opp’n Ex. A at 6.)
(2) Ivory Tower Group Limited (“Ivory Tower”) was the party to the agreement with Marshal-Light; according to the C-SUN Parties, Ivory Tower is an affiliate of the C-SUN Parties. (Mem. Opp’n. 2.) For the purposes of this Opinion and Order, the Court will refer to the C-SUN Parties and Ivory Tower collectively as the “C-SUN Parties.”
(Def.’s Mem. Opp’n Ex. A at 2.) According to the C-SUN Parties, Ivory Tower caused the Depositary to deliver the Shares, represented by certificates (the “Share Certificates”) to Marshal-Light’s offices in New York on July 28, 2008, consistent with its contractual obligations. (Mem. Opp’n 4.) It is undisputed, however, that Marshal-Light never provided the loan to the C-SUN Parties.
     The C-SUN Parties assert that on August 6, 2008, the SEC informed the C-SUN Parties’ counsel that Marshal-Light was under investigation. (Mem. Opp’n 4.) On August 15, 2008, Ivory Tower sent a letter to Marshal-Light stating that “China Sunergy Co., Ltd. has received a regulatory inquiry from the US Securities and Exchange Commission which remains ongoing and which prevents us from completing the transfer and delivery of shares contemplated” by the stock loan agreement. The letter states that “[b]ecause of the above circumstances, the subject shares have been cancelled. By copy of this letter, [counsel for Marshal-Light] is requested to return the share certificates that he is holding to us.” (Mem. Opp’n Ex. B.) The C-SUN Parties assert that Marshal-Light acknowledged that the transaction had been cancelled and returned the Share Certificates to the C-SUN Parties pursuant to the stock loan agreement. (Mem. Opp’n 5 (citing Mem. Opp’n Ex. C).) It is undisputed that the Share Certificates were not endorsed.

     The C-SUN Parties assert that the SEC contacted them on August 18, 2008 to express concern that the Share Certificates returned by Marshal-Light might not be authentic. (Mem. Opp’n 5.) At the SEC’s suggestion, the C-SUN Parties sent the Share Certificates to the Depositary to confirm their authenticity. (Id.) The Depositary confirmed authenticity on September 8, 2008, but retained custody of the certificates pending receipt of stock power forms to be executed by Marshal-Light that would reregister the securities from Marshal-Light to the C-SUN Parties. (Id.)
     On September 16, 2008, the Court approved the Receiver’s Preliminary Report, finding that “the business known as Marshal-Light Trading Partners, Inc. and/or its subsidiaries shall be subject to the receivership proceeding . . . and subject to the same authority and restrictions as set forth in the Court’s Order Appointing Receiver over the corporate Defendants dated July 17, 2008 (Docket No. 14).” (Doc. 39.)
II. Analysis
     According to the C-SUN Parties, the Shares do not belong in the receivership estate because Marshal-Light had no interest in the Shares when that company was placed into receivership on September 16, 2008. It is undisputed that the Shares were then, and still are, titled in Marshal-Light’s name. However, the C-SUN Parties contend that ownership of the Shares was effectively transferred to the C-SUN Parties when Marshal-Light returned the Share Certificates to the C-SUN Parties in August 2008.
     To support their claim, the C-SUN Parties first point to the New York Uniform Commercial Code (U.C.C.). The C-SUN Parties assert that the U.C.C. controls the ownership of the Shares, noting that the stock loan agreement provides that the shares are “subject to . . . the laws [of] . . . the State of New York.” (3) (Mem. Opp’n Ex. A at 6.) Section 8-304(d) of the U.C.C. provides:
If a security certificate in registered form has been delivered to a purchaser without a necessary indorsement, the purchaser may become a protected purchaser only when the indorsement is supplied. However, against a transferor, a transfer is complete upon delivery and the purchaser has a specifically enforceable right to have any necessary indorsement supplied.
(3) The Receiver contends that N.Y. U.C.C. § 8-304 does not control, pointing to case law holding that N.Y. U.C.C. § 8-503 does not apply in insolvency proceedings. (Reply Mem. 7 (citing S.E.C. v. Credit Bancorp, Ltd., 290 F.3d 80 (2d Cir. 2002).) That holding was based on the official comment to § 8-503, however, which provides that in an insolvency proceeding, insolvency law, rather than § 8-503, governs. N.Y. U.C.C. § 8-503 Comment 1.

N.Y. U.C.C. § 8-304(d) (emphasis added). The comments to that section provide:
Subsection (d) deals with the effect of delivery without indorsement. As between the a arties the transfer is made coma lete u on delive but the transferee cannot become a protected purchaser until indorsement is made. The indorsement does not operate retroactively, and notice may intervene between delivery and indorsement so as to prevent the transferee from becoming a protected purchaser. Although a purchaser taking without a necessary indorsement may be subject to claims of ownership, any issuer’s defense of which the purchaser had no notice at the time of delivery will be cut off, since the provisions of this Article protect all purchasers for value without notice (Section 8-202).
N.Y. U.C.C. § 8-304 Uniform Laws Comment (4) (emphasis added). Thus, if § 8-304 of the U.C.C. controls, Marshal-Light’s delivery of the unendorsed Share Certificates to the C-SUN Parties effected the transfer of the Shares back to the C-SUN Parties, as between the parties (the C-SUN Parties and Marshal-Light). Under the same provision, however, transferees are not protected against claims from third parties—and the C-SUN Parties are not protected against claims from the Receiver acting equitably on behalf of all of Marshal-Light’s creditors/victims. See SEC v. Credit Bancorp, Ltd, No. 99-civ-11395, 2000 WL 1752979 (S.D.N.Y. Nov. 29, 2000) (holding that the claimants could not succeed “on the theory that the Receiver simply stands in the shoes of’ the receivership entity; but their “motion must be resolved in light of the many competing claims to the receivership estate and the equitable principles which apply to this situation”).
     The Receiver correctly asserts that if the U.C.C. applies, it also gives effect to the terms of the agreement between the Depositary and Marshal-Light. (Reply Mem. 8 (citing N.Y.
(4) A “protected purchaser . . . acquires its interest in the security free of any adverse claim.” N.Y. U.C.C. § 8-303(b).

U.C.C. § 1-102(3) (“The effect of provisions of this Act may be varied by agreement.”)).) The agreement, certain terms of which are contained on the face of the Share Certificates, provides:
Title to this Restricted ADR (and to the Deposited Securities represented by the Restricted ADSs evidenced hereby), when properly endorsed (in the case of Restricted ADRs in certificated form) or upon delivery to the Depositary of proper instruments of transfer, is transferable by delivery . ..; provided that the Depositary ... may treat the person in whose name this Restricted ADR is registered on the Restricted ADR Register as the absolute owner hereof for all purposes.
(Pl.’s Hr’g Exs. B, C, D, each at ¶ 3.)
     Thus, regardless of whether the U.C.C. applies, the agreement between Marshal-Light and the Depositary requires that, in order to effect a transfer of title, delivery must be made with either (i) endorsement or (ii) proper instruments of transfer. Moreover, the agreement provides that the Depositary may treat the registered owner—undisputedly Marshal-Light—“as the absolute owner . • . for all purposes.” Under these terms, a transfer of title did not occur, as Marshal-Light delivered the Share Certificates with neither an endorsement nor proper instruments of transfer.
     The C-SUN Parties also contend that the Eighth Circuit’s 1962 decision in East v. Crowdus, 302 F.2d 645, supports a decision in their favor. In Crowdus, the plaintiff investor retained a broker to purchase shares of stock. Id., 302 F.2d at 648. The broker completed the transaction, but instead of registering the shares to the plaintiff, he registered them in the name of the broker’s own affiliate. Id., 302 F.2d at 648. The broker was then placed under receivership. Id., 302 F.2d at 648. Relying on case law applicable to the “particular legal relationship between a ‘customer and stockbroker,’” the Eighth Circuit held that the parties’ rights did not depend on the name or designation on the stock certificates, and excluded the shares from the receivership estate. Id, 302 F.2d at 649-51. Because this case does not involve a stockbroker/customer relationship, however, Crowdus is distinguishable.
     The crux of the C-SUN Parties’ claim appears to be that they have an equitable or beneficial right to the Shares. Where a receivership entity holds legal title to an asset, however, such a right is not sufficient to keep the asset out of the receivership estate. See Credit Bancorp, Ltd, 290 F.3d at 84, 88-89 (where the agreement between the claimant and the defrauder . provided that “beneficial ownership to the Assets shall at all times remain with [the claimant],” and legal title was transferred to the defrauder, the court held that “whatever beneficial interest [the claimant] might have in the transferred shares ... does not defeat the equitable authority of the District Court to treat all the fraud victims alike”). Moreover, an award of the Shares to the C-SUN Parties, based on their equitable or beneficial interest in the Shares, would be equitable award, and as the Eleventh Circuit has noted, when “all of the former securities owners occupied the same legal position, it would not be equitable to give some of them preferential treatment in equity.” S.E.C. v. Elliott, 953 F.2d 1560, 1570 (11th Cir. 1992).

     Regardless of the exact nature of Marshal-Light’s interest in the Shares at the time Marshal-Light was placed into receivership, the Court finds that equity requires the turnover of the Shares to the Receiver. Marshal-Light is only one of numerous claimants in the receivership proceedings. The Receiver has represented that it believes that there are over 100 innocent borrowers who were defrauded by the receivership entities, most of which had loan arrangements with the receivership entities that are materially identical to the loan agreement executed by the C-SUN Parties. (Reply 4-5.)
     The only way in which the C-SUN Parties’ claim differs from the claims of the other defrauded borrowers is that, as a result of the SEC’s regulatory inquiry, Marshal-Light delivered the unendorsed Share Certificates back to the C-SUN Parties before Marshal-Light was placed into receivership. As discussed above, this delivery did not effectively transfer legal title of the Shares.
     The Court does not doubt that C-SUN Parties have rights against Marshal-Light under their loan agreement with Marshal-Light; however, numerous other parties also have rights against the receivership entities, and every claimant’s rights must be considered by the Receiver.
     In this Order, the Court does not ultimately determine the final application or distribution of the Shares. At this stage, the Shares are part of the assets to be gathered by the Receiver before final determination of claims and priorities is made.
III. Conclusion
     For the reasons discussed above, the Court GRANTS the Motion of Court Appointed Receiver for Turnover of Stock Shares in China Sunergy Co., Ltd. (“C-SUN”), Owned by Marshal-Light Trading Partners, Inc. (Document 73.) The Court hereby ORDERS that JPMorgan Chase Bank, N.A. turn over all Restricted American Depositary Shares representing Ordinary Shares of China Sunergy Co., Ltd., held in the name of Marshal-Light, as well as all related agreements and information, to the Receiver.
     IT IS SO ORDERED.

9/30/2009 DATED	/s/ EDMUND A. SARGUS, JR. UNITED STATES DISTRICT JUDGE

Contact information for attorneys at Latham & Watkins LLP representing Elite Shine Group Limited, Brightest Power Holdings Limited and Luck Great Investments Limited:
David J. Schindler
LATHAM & WATKINS LLP
355 South Grand Avenue
Los Angeles CA 90071-1560
Telephone: (213) 485-1234
Facsimile: (213) 891-8763
E-mail: david.schindler@lw.com
Deborah L. Steiner
LATHAM & WATKINS LLP
Sears Tower, Suite 5800
233 South Wacker Drive
Chicago, IL 60606
Telephone: (312) 876-7700
Facsimile: (312) 993-9767
E-mail: deborah.steiner@lw.com